                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                              ___________________

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                              ___________________

                                  JAMBOREE LLC
                              (NAME OF APPLICANT)

                              3333 MICHELSON DRIVE
                                   SUITE 210
                         IRVINE, CALIFORNIA  92612-1682
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                              ___________________

                       SECURITIES TO BE ISSUED UNDER THE
                           INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                         AMOUNT
              --------------                                         ------
CLASS A SENIOR SECURED NOTES DUE 2002                                $80,000,000

                              ___________________

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                                  JAMBOREE LLC
                              3333 MICHELSON DRIVE
                                   SUITE 210
                         IRVINE, CALIFORNIA  92612-1682
                            C/O KENNETH LIANG, ESQ.

                                   COPIES TO:

                             PAUL S. ARONZON, ESQ.
                        MILBANK, TWEED, HADLEY & MCCLOY
                     601 SOUTH FIGUEROA STREET, 30TH FLOOR
                         LOS ANGELES, CALIFORNIA  90017

                              ___________________

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicant.

                                       GENERAL

1.   GENERAL INFORMATION. Furnish the following information as to the applicant:

     (a)  Form of organization:

          A limited liability company.

     (b)  State or other sovereign power under the laws of which organized:

          Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 ("SECURITIES ACT") is not required.

          BACKGROUND.

          On July 30, 1985, Crow Winthrop Operating Partnership ("CWOP" or the "DEBTOR") acquired the improved real property located at 3333-3355 Michelson Drive in Irvine, California (the "PROPERTY"). In connection with its acquisition of the Property, CWOP executed the Secured Promissory Note in the principal amount of $204 million in favor of Pacific Mutual Life Realty Finance, Inc. ("PACIFIC MUTUAL"). Pacific Mutual obtained funding for the loan by selling Participation Certificates (the "CERTIFICATES") pursuant to the Purchase, Participation and Servicing Agreement dated June 17, 1985 (the "PURCHASE AGREEMENT"), which provides for the participation and servicing of the Certificates.

          On March 28, 1997, CWOP filed for protection under Chapter 11 of Title 11 of the United States Code (the "BANKRUPTCY CODE") with the filing of its Plan of Reorganization with the United States Bankruptcy Court for the Central District of California (the "BANKRUPTCY COURT"). On July 23, 1997, CWOP filed its proposed Third Amended Plan of Reorganization Dated July 23, 1997 (as amended, the "PLAN"). The Plan is expected to be confirmed by the Bankruptcy Court in early September 1997 and will become effective September 30, 1997.

          The Plan provides for the formation of a new entity, Jamboree LLC, which will be the owner of CWOP's sole asset, the Property. Pursuant to the Plan, the holders of Certificates (the "CERTIFICATEHOLDERS"), in exchange for their approximately $198 million of Certificates, will receive new securities in the aggregate principal amount of $100 million issued by Jamboree LLC and secured by the Property, consisting of: 1) $80 million in aggregate principal amount of the Class A Senior Secured Notes Due 2002 (the "SECURITIES"), the securities to be issued under the indenture to be qualified (the "INDENTURE"), and (2) $20 million in aggregate principal amount of the Class B Senior Subordinated Secured Notes Due 2002. In addition, the Certificateholders will receive an initial 90% membership interest in Jamboree LLC, which membership interest will be held through a newly formed corporation to be operated as a real estate investment trust ("JAMBOREE OFFICE REIT").

          The Securities will be issued in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 1145 of the Bankruptcy Code. Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state law. Under Section 1145, the issuance of securities is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued "under a plan" of reorganization by a debtor, its successor under a plan of reorganization, or an affiliate participating in a joint plan of reorganization with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or other property. The Debtor believes that the issuance of the Securities will be eligible for the exemption provided by
Section 1145(a) of the Bankruptcy Code because the issuance satisfies the exemption's requirements: (a) the Securities will be securities of Jamboree LLC, which is a successor to the Debtor, and issuance of the Securities is specifically mandated under the Plan; (b) the recipients of the Securities hold claims against the Debtor; and (c) the recipients will receive the Securities in exchange for their claims against the Debtor.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

AS OF AUGUST 11, 1997

None.

AFTER EFFECTIVE DATE

AFFILIATE                STATE OF INCORPORATION       PERCENTAGE OF VOTING SECURITIES
---------                ----------------------       -------------------------------
CWOP                     Maryland partnership         10% membership interest in
                                                            Jamboree LLC
Jamboree Offices REIT*   Maryland real estate         90% membership interest in
                                investment trust            Jamboree LLC

* Jamboree Offices REIT will be wholly-owned by the Certificateholders.

          There are no individual persons directly controlling, controlled by or under common control with the applicant other than the Member
Representatives listed in Item 4 below. Information with respect to the ownership structure of the named affiliates generally has been omitted.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The following individuals have been chosen to be the initial Member Representatives upon the Effective Date.

NAME                      ADDRESS                           OFFICE
----                      -------                           ------
Greg Geiger         c/o Oaktree Capital Management, LLC     Class 1 Member Representative
Russel Bernard      550 South Hope Street, 22nd Floor
Keith Greengrove    Los Angeles, California 90071
Kenneth Liang


Jeffrey Furber      c/o Winthrop Financial Associates       Class 2 Member Representative
                    One International Place, 12th Floor
                    Boston, Massachusetts  02110

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

AS OF AUGUST 11, 1997

      Name and Complete                                    Amount     Percentage of Voting
       Mailing Address         Title of Class Owned        Owned        Securities Owned
       ---------------         --------------------        -----        ----------------
None                                   N/A                  N/A                N/A


AFTER THE EFFECTIVE DATE

Jamboree Offices REIT, Inc.    Class 1 Membership        810,000               90%
                                       Units              Units

Crow Winthrop Operating        Class 2 Membership         90,000               10%
         Partnership                   Units               Units

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person, within the three years prior to the date of this Application, has acted as an underwriter of any securities of the Issuer which are outstanding on the date of this Application.

     (b) No person will act as principal underwriter of the Securities governed by the Indenture.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     AS OF AUGUST 11, 1997:

             None.

     AFTER THE EFFECTIVE DATE:

         Title of Class              Authorized     Outstanding
         --------------              ----------     -----------
         Class 1 Membership Units    810,000        810,000
         Class 2 Membership Units    90,000         90,000

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

    AS OF AUGUST 11, 1997:

         None.

    AFTER THE EFFECTIVE DATE:

          The holders of the Class 1 Membership Units and the Class 2 Membership Units have one vote per Membership Unit held for purposes of electing representatives with respect to the class of Membership Unit so held. Holders of Class 1 Membership Units elect four such representatives and holders of Class 2 Membership Units elect one such representative. Except in certain circumstances, each representative has one vote. A unanimous vote of such representatives is required with respect to certain matters as set forth in section 6.7 of the Limited Liability Company Agreement of Jamboree LLC (See Exhibit T3A).

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939 ("TIA").

          The Securities will be issued under an indenture (the "INDENTURE") expected to be dated as of the Effective Date (as defined in the Indenture) between the Issuer and IBJ Schroder Bank & Trust Company, as trustee (the "TRUSTEE"), a copy of which is being filed as an exhibit hereto. The following summary of certain provisions of the Securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions contained in the Indenture and the Plan (See Exhibits T3C and T3E). Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized and used with their defined meaning herein.

     (A)  EVENTS OF DEFAULT.

          The Indenture provides that an "EVENT OF DEFAULT" will occur if any one of the following events occurs:

          (a) The Issuer fails to make any payment in respect of principal of or premium on the Notes when the same becomes due and payable and such failure continues for a period of five (5) Business Days after the due date of such payment, or the Issuer fails to make any payment when due of interest on the Notes and such failure continues for a period of ten (10) days after the due date of such payment; or

          (b) Either (i) the information provided by CWOP or any of its Affiliates and contained in the Disclosure Statement with respect to CWOP's business, financial condition and results of operations (other than the financial projections contained therein), taken on the basis of the Disclosure Statement as a whole, or (ii) the Collateral Documents prove to contain, as of their respective dates, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; or

          (c) The Issuer fails to perform or observe (i) any term, covenant or agreement contained in Article IV or Article V of the Indenture or (ii) any other term, covenant or agreement contained in the Indenture, the Plan or the Collateral Documents, if such failure under this clause (ii) remains unremedied for 30 days after the earlier of the date on which written notice thereof has been given to the Issuer by the Trustee or the Holders; or

          (d) The Issuer fails, after any applicable grace period, to pay any principal of or premium, if any, or interest on the Class
    B Notes or any of its other Indebtedness, in an amount exceeding $200,000 (excluding the Notes), when the same becomes due and payable; or any other event occurs or condition exists under any agreement or instrument relating to any such Indebtedness, if the effect of such event or condition is to accelerate the maturity of such Indebtedness; or any such Indebtedness is declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof, or

          (e) The Issuer generally does not pay its debts as such debts become due except such debts that are the subject of a good faith dispute, or admits in writing its inability to pay its debts generally, or makes a general assignment for the benefit of creditors, or any proceeding is instituted by or against the Issuer seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property and, in the case of any such proceedings instituted against the Issuer (but not instituted by it), either such proceedings remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceedings occurs, or the Issuer takes any action to authorize any of the actions set forth above in this clause (e); or

          (f) Any judgment or order for the payment of money in excess of $100,000 is rendered against the Issuer and either (i) enforcement proceedings have been commenced by any creditor upon such judgment or order, or (ii) there is any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, is not in effect; or

          (g) The Indenture or the Collateral Documents, for any reason, cease to create a valid Lien on Collateral having a value of $100,000 or more purported to be covered thereby, or such Lien ceases to have the priority Lien status initially granted and be a perfected Lien as to Collateral having a value of $100,000 or more; or

          (h) The Issuer fails to pay any Imposition prior to delinquency or, if the Issuer is prohibited by law from paying such Imposition, the Issuer fails to pay such Imposition within one hundred eighty (180) days of the Issuer's receipt of notice of such prohibition; or

          (i)  The Issuer fails to perform its obligations under the Plan.

          If an Event of Default (other than an Event of Default specified in clause (e) above) occurs and is continuing, the Trustee by notice to the Issuer may, or upon written notice from the Holders of not less than 25% in principal amount of the Notes outstanding on the date of determination must, or such Holders by written notice to the Issuer and the Trustee may, declare all the Notes to be due and payable immediately and upon such declaration, the principal of, premium, if any, and interest on the Notes will be due and payable immediately. If an Event of Default specified in clause (e) above occurs, such an amount will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders of not less than 25% in principal amount of the Notes outstanding on the date of determination, by written notice to the Trustee, may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

          A Holder of a Note may pursue a remedy with respect to the Indenture or the Notes only if: (a) the Holder of a Note gives to the Trustee and the Collateral Agent written notice of a continuing Event of Default; (b) the Holders of 25% in principal amount of the Notes outstanding on the date of determination make a written request to the Trustee and the Collateral Agent to pursue the remedy; (c) such Holder of a Note or Holders offer and, if requested, provide to the Trustee and the Collateral Agent indemnity satisfactory to the Trustee and the Collateral Agent against any loss, liability or expense; (d) the Trustee and the Collateral Agent do not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and (e) during such 60-day period the Holders of 25% in principal amount of the Notes outstanding on the date of determination do not give the Trustee and the Collateral Agent a direction inconsistent with the request. A Holder of a Note may not use the Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

          The Holders of not less than 25% in principal amount of the Notes outstanding on the date of determination by written notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of the principal of or interest on the Notes. Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of the Indenture and the Collateral Documents; but no such waiver will extend to any subsequent or other Default or Event of Default.

          If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee and/or the Collateral Agent, the Trustee and/or the Collateral Agent must promptly notify the other, and the Trustee must mail to Holders of the Notes a notice of the Default or Event of Default within 30 days after it occurs. Notwithstanding anything contained in TIA Section 315(b) to the contrary, the Trustee may not withhold any such notice.

     (B)  AUTHENTICATION AND DELIVERY OF SECURITIES.

          A Note will not be valid until authenticated by the manual signature of the Trustee. The signature of an authorized signatory of the Trustee will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee will, upon a written order of the Issuer set forth in an Officers' Certificate of the Issuer, authenticate Notes for original issue of up to the aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the amount set forth in the Indenture.

          The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuer or an Affiliate of the Issuer.

          There will be no proceeds from the issuance of the Securities because the Securities will be issued under the Plan in exchange for the discharge of certain claims.

     (C)  RELEASE OR SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE
          INDENTURE.

          No Collateral will be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents or the Indenture without the prior written consent of the Trustee and the Required Holders.

          The Issuer must furnish to the Trustee and the Collateral Agent, prior to each proposed release of Collateral pursuant to the Collateral Documents or the Indenture, (1) all documents required by TIA Section 314(d) and (2) an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by TIA Section 314(d). The Trustee may, to the extent permitted by the Indenture, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and such Opinion of Counsel.

     (D)  SATISFACTION AND DISCHARGE OF INDENTURE.

          Upon the Issuer's exercise of its option to discharge its obligations under the Notes, the Issuer will be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth in the Indenture are satisfied (hereinafter, "DEFEASANCE"). For this purpose, such Defeasance means that the Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be "outstanding" only for certain purposes set forth in the Indenture, and to have satisfied all its other obligations under such Notes and the Indenture.

          The following are the conditions to the discharge of obligations with respect to the outstanding Notes:

          (a) the Issuer irrevocably has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (2) Cash in an amount or (3) non-callable Governmental Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment under the Notes, Cash in an amount, or
     (4) a combination thereof, in such amounts, as will be sufficient to pay and discharge and which is to be applied by the Trustee (or other qualifying trustee) (A) the principal of and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and (B) any mandatory sinking fund payments or analogous payments applicable to the outstanding Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and of such Notes; PROVIDED that the Trustee has been irrevocably instructed to apply such money or the proceeds of such noncallable Governmental Securities to said payments with respect to the Notes;

          (b) no Default or Event of Default with respect to the Notes has occurred and be continuing on the date of such deposit;

          (c) such Defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

          (d) the Issuer has delivered to the Trustee an Officers' Certificate stating that the deposit made by the Issuer pursuant to its election under the Indenture was not made by the Issuer with the intent of preferring the Holders over other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

          (e) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Defeasance have been complied with; and

          (f) the Issuer has delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Effective Date, there has been a change in the applicable federal income tax law, in either case to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; and

          (g) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to the customary assumptions and exclusions, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States, state law and that the Trustee has a perfected security interest in such trust for the ratable benefit of the Holders.

     (E)  EVIDENCE OF COMPLIANCE WITH CONDITIONS.

          Upon any request or application by the Issuer to the Trustee to take any action under the Indenture, the Issuer must furnish to the Trustee: (a) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants provided for in the Indenture relating to the proposed action have been satisfied.

          Except as otherwise provided in the Indenture, the Issuer must deliver to the Trustee, within 90 days after the end of each Fiscal Year commencing with the 1997 Fiscal Year, an Officers' Certificate stating that in the course of the performance by each signer of such signer's duties as an Officer of the Issuer such signer would normally have knowledge of the Issuer's compliance with the covenants contained in each of the covenants and conditions applicable to the Issuer set forth in the Indenture, stating whether or not such signer has knowledge of any Default in such compliance (such compliance having been determined without regard to any period of grace or requirement of notice provided under the Indenture) and, if so, specifying each such Default of which such signer has knowledge and the nature thereof and what action the Issuer proposes to take in connection with such Default. For purposes of the Indenture, one of the signatories of such Officers' Certificate must be an Authorized Member or one of the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         None.

                   CONTENTS OF APPLICATION FOR QUALIFICATION

     This application for qualification comprises:

          (a)  Pages numbered ____ to ____, consecutively.*

          (b) The statement of eligibility and qualification of IBJ Schroder Bank & Trust Company, as trustee under the indenture to be qualified with respect to the Securities.

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

          Exhibit T3A.   A copy of the Limited Liability Company Agreement of
                         the Issuer, as amended to date.

          Exhibit T3B.   Not Applicable.

          Exhibit T3C.   Form of Indenture, to be dated as of the Effective
                         Date, between the Issuer and IBJ Schroder Bank & Trust
                         Company, as trustee.
------------
* Pursuant to Rule 309(a) of Regulation ST, requirements as to sequential numbering shall not apply to this electronic format document.

          Exhibit T3D.   Not Applicable.

          Exhibit T3E.   A copy of the Disclosure Statement dated July 23, 1997,
                         and ballots, letters and other written communications sent to Holders of the Notes.

          Exhibit T3F.   See the Cross-Reference Sheet contained in the
                         Indenture filed herewith as Exhibit T3C.

                                  SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, JAMBOREE LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and State of California, on the 11th day of August 1997.

                                       JAMBOREE LLC


                                       By: /s/ Kenneth Liang
                                           ------------------------------------
                                           Kenneth Liang
                                           Sole Member

                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   _________

                         STATEMENT OF ELIGIBILITY UNDER
                      THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)____

                       IBJ SCHRODER BANK & TRUST COMPANY
              (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)


           New York                                            13-5375195
   (JURISDICTION OF INCORPORATION OR                        (I.R.S. EMPLOYER
ORGANIZATION IF NOT A U.S. NATIONAL BANK)                IDENTIFICATION NUMBER)


                   One State Street, New York, New York 10004
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                             ______________________


                 MAX VOLMAR, IBJ SCHRODER BANK & TRUST COMPANY
                   ONE STATE STREET, NEW YORK, NEW YORK 10004
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  ____________

                                  JAMBOREE LLC
              (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)

           Delaware                                              33-0767222
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)


                              3333 Michelson Drive
                                   Suite 210
                         Irvine, California 92612-1682
                           Attention: Kenneth Liang, Esq.
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                    ________

                     Class A Senior Secured Notes Due 2002
                      (TITLE OF THE INDENTURE SECURITIES)

ITEM 1.  GENERAL INFORMATION.

         FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

         (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                    New York State Banking Department, Two Rector Street, New York, New York

                    Federal Deposit Insurance Corporation, Washington, D.C.

                    Federal Reserve Bank of New York Second District, 33 Liberty Street, New York, New York

         (b)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                    Yes.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR.

         IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                    The obligor is not an affiliate of the trustee.

ITEM 3.  VOTING SECURITIES OF THE TRUSTEE.

    FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF VOTING SECURITIES OF THE TRUSTEE:

                                        As of:
--------------------------------------------------------------------------------
               Col. A                                         Col. B
--------------------------------------------------------------------------------
           Title of Class                                Amount outstanding
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    Not applicable.

ITEM 4.  TRUSTEESHIPS UNDER OTHER INDENTURES.

         IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY OTHER SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, FURNISH THE FOLLOWING INFORMATION:

         (a)  TITLE OF THE SECURITIES OUTSTANDING UNDER EACH SUCH OTHER
INDENTURE.

         Not applicable.

         (b) A BRIEF STATEMENT OF THE FACTS RELIED UPON AS A BASIS FOR THE CLAIM THAT NO CONFLICTING INTEREST WITHIN THE MEANING OF SECTION 310(B)(1) OF THE ACT ARISES AS A RESULT OF THE TRUSTEESHIP UNDER ANY SUCH OTHER INDENTURE, INCLUDING A STATEMENT AS TO HOW THE INDENTURE SECURITIES WILL RANK AS COMPARED WITH THE SECURITIES ISSUED UNDER SUCH OTHER INDENTURE.

         Not applicable.

ITEM 5. INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH THE OBLIGOR OR UNDERWRITERS.

         IF THE TRUSTEE OR ANY OF THE DIRECTORS OR EXECUTIVE OFFICERS OF THE TRUSTEE IS A DIRECTOR, OFFICER, PARTNER, EMPLOYEE, APPOINTEE, OR REPRESENTATIVE OF THE OBLIGOR OR OF ANY UNDERWRITER FOR THE OBLIGOR, IDENTIFY EACH SUCH PERSON HAVING ANY SUCH CONNECTION AND STATE THE NATURE OF EACH SUCH CONNECTION.

         Not applicable.

ITEM 6.  VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS OFFICIALS.

         FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY THE OBLIGOR AND EACH DIRECTOR, PARTNER, AND EXECUTIVE OFFICER OF THE OBLIGOR:

                                     As of:
--------------------------------------------------------------------------------
       Col. A              Col. B              Col. C             Col. D
    Name of owner      Title of class       Amount owned       Percentage of
                                            beneficially     voting securities
                                                              represented by
                                                             amount given in
                                                                  Col. C
--------------------------------------------------------------------------------
                                Not applicable.


ITEM 7.  VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR THEIR
         OFFICIALS.

         FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY EACH UNDERWRITER FOR THE OBLIGOR AND EACH DIRECTOR, PARTNER, AND EXECUTIVE OFFICER OF EACH SUCH UNDERWRITER:

                                     As of:
--------------------------------------------------------------------------------
       Col. A              Col. B              Col. C             Col. D
    Name of owner      Title of class       Amount owned       Percentage of
                                            beneficially     voting securities
                                                              represented by
                                                             amount given in
                                                                  Col. C
--------------------------------------------------------------------------------
                                Not applicable.


ITEM 8.  SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

         FURNISH THE FOLLOWING INFORMATION AS TO SECURITIES OF THE OBLIGOR OWNED BENEFICIALLY OR HELD AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT BY THE TRUSTEE:

                                     As of:
--------------------------------------------------------------------------------
       Col. A              Col. B              Col. C             Col. D
   Title of class        Whether the        Amount owned     Percent of class
                       securities are       beneficially      represented by
                       voting or non-        or held as       amount given in
                      voting securities      collateral           Col. C
                                              security
                                           for obligations
                                             in default
--------------------------------------------------------------------------------
                                Not applicable.

ITEM 9.  SECURITIES OF UNDERWRITERS OWNED OR HELD BY THE TRUSTEE.

         IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT ANY SECURITIES OF AN UNDERWRITER FOR THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF SECURITIES OF SUCH UNDERWRITER ANY OF WHICH ARE SO OWNED OR HELD BY THE TRUSTEE:

                                   As of:
--------------------------------------------------------------------------------
     Col. A              Col. B             Col. C              Col.D
 Title of issuer     Amount outstanding  Amount owned       Percent of class
 and title of class                      beneficially        represented by
                                          or held as        amount given in
                                          collateral            Col. C
                                           security
                                        for obligations
                                        in default by
                                           trustee
--------------------------------------------------------------------------------
                             Not applicable.


ITEM 10. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY HOLDERS OF THE OBLIGOR.

                                   As of:
--------------------------------------------------------------------------------
     Col. A              Col. B             Col. C              Col.D
 Title of issuer     Amount outstanding  Amount owned       Percent of class
 and title of class                      beneficially        represented by
                                          or held as        amount given in
                                          collateral            Col. C
                                           security
                                        for obligations
                                        in default by
                                           trustee
--------------------------------------------------------------------------------
                             Not applicable.

ITEM 11. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR.

                                   As of:
--------------------------------------------------------------------------------
     Col. A              Col. B             Col. C              Col.D
 Title of issuer     Amount outstanding  Amount owned       Percent of class
 and title of class                      beneficially        represented by
                                          or held as        amount given in
                                          collateral            Col. C
                                           security
                                        for obligations
                                        in default by
                                           trustee
--------------------------------------------------------------------------------
                             Not applicable.


ITEM 12. INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE.

         EXCEPT AS NOTED IN THE INSTRUCTIONS, IF THE OBLIGOR IS INDEBTED TO THE TRUSTEE, FURNISH THE FOLLOWING INFORMATION:

                                      As of:
       -----------------------------------------------------------------
              Col. A                   Col. B                    Col. C
       Nature of indebtedness    Amount outstanding             Date due
       -----------------------------------------------------------------
                                   Not applicable.

ITEM 13. DEFAULTS BY THE OBLIGOR.

         (a) STATE WHETHER THERE IS OR HAS BEEN A DEFAULT WITH RESPECT TO THE SECURITIES UNDER THIS INDENTURE. EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

          None.

          (b) IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY OTHER SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, OR IS TRUSTEE FOR MORE THAN ONE OUTSTANDING SERIES OF SECURITIES UNDER THE INDENTURE, STATE WHETHER THERE HAS BEEN A DEFAULT UNDER ANY SUCH INDENTURE OR SERIES, IDENTIFY THE INDENTURE OR SERIES AFFECTED, AND EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

          None.

ITEM 14. AFFILIATIONS WITH THE UNDERWRITERS.

         IF ANY UNDERWRITER IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         Not applicable.

ITEM 15. FOREIGN TRUSTEE.

         IDENTIFY THE ORDER OR RULE PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT.

         Not applicable.

ITEM 16. LIST OF EXHIBITS.

         LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF
ELIGIBILITY.

         1.   A COPY OF THE ARTICLES OF ASSOCIATION OF THE TRUSTEE AS NOW IN
              EFFECT.

         * A copy of the Charter of IBJ Schroder Bank & Trust Company as amended to date. (See Exhibit 1A to Form T-1, Securities and Exchange Commission File No. 22-18460).

         2. A COPY OF THE CERTIFICATE OF AUTHORITY OF THE TRUSTEE TO COMMENCE BUSINESS, IF NOT CONTAINED IN THE ARTICLES OF ASSOCIATION.

         * A copy of the Certificate of Authority of the trustee to Commence Business (Included in Exhibit 1 above.).

         3. A COPY OF THE AUTHORIZATION OF THE TRUSTEE TO EXERCISE CORPORATE TRUST POWERS, IF SUCH AUTHORIZATION IS NOT CONTAINED IN THE DOCUMENTS SPECIFIED IN PARAGRAPH (1) OR (2) ABOVE.

         * A copy of the Authorization of the trustee to exercise corporate trust powers, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

         4. A COPY OF THE EXISTING BY-LAWS OF THE TRUSTEE, OR INSTRUMENTS CORRESPONDING THERETO.

         * A copy of the existing By-Laws of the trustee, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange commission File No. 22-19146).

         5. A COPY OF EACH INDENTURE REFERRED TO IN ITEM 4, IF THE OBLIGOR IS IN DEFAULT.

         Not Applicable.

         6. THE CONSENTS OF THE UNITED STATES INSTITUTIONAL TRUSTEES REQUIRED BY SECTION 321(b) OF THE ACT.

              The consent of United States institutional trustee required by
              Section 321(b) of the Act.

         7. A COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE PUBLISHED PURSUANT TO LAW OR THE REQUIREMENTS OF ITS SUPERVISING OR EXAMINING AUTHORITY.

              A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

* The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or charges.

                                      NOTE

    In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

    Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said Item is based on incomplete information.

    Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

    Pursuant to General Instruction B, the trustee has responded to Items of this form since to the best knowledge of the trustee as indicated in Item 13, the obligor is not in default under any indenture under which the applicant is trustee.

                                    SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, IBJ Schroder Bank & Trust Company, a corporation organized and existing under the laws of the state of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York, and State of New York, on the 7th day of August, 1997.

                                       IBJ SCHRODER BANK & TRUST COMPANY


                                       By /s/ Max Volmar
                                          ------------------------------
                                                 Max Volmar
                                                 Vice President

                                   Exhibit 6

                               CONSENT OF TRUSTEE

    Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the issuance by JAMBOREE LLC of its Class A Senior Secured Notes due 2002, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                       IBJ SCHRODER BANK & TRUST COMPANY


                                       By /s/ Max Volmar
                                          ------------------------------
                                          Max Volmar
                                          Vice President


Dated:  August 7, 1997

                                   Exhibit 7

                      CONSOLIDATED REPORT OF CONDITION OF
                       IBJ SCHRODER BANK & TRUST COMPANY
                             of New York, New York
                     And Foreign and Domestic Subsidiaries

                          Report as of March 31, 1997

                          ASSETS                                  Dollar Amounts
                          ------                                   in Thousands
                                                                   ------------
Cash and balance due from depository institutions:

    Noninterest-bearing balances and currency and coin .......... $       37,521

    Interest-bearing balances ................................... $      325,073

Securities:     Held-to-maturity securities ..................... $      177,447

                Available-for-sale securities ................... $       47,358

Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries and in IBFs:

    Federal Funds sold and Securities purchased under agreements
      to resell ................................................. $       75,273

Loans and lease financing receivables:

    Loans and leases, net of unearned income ..$ 1,820,213

    LESS: Allowance for loan and lease losses .$    58,785

    LESS: Allocated transfer risk reserve .....$      -0-

    Loans and leases, net of unearned income, allowance, and
      reserve ................................................... $    1,761,428

Trading assets held in trading accounts ......................... $          602

Premises and fixed assets (including capitalized leases) ........ $        3,817

Other real estate owned ......................................... $          202

Investments in unconsolidated subsidiaries and associated
  companies ..................................................... $          -0-

Customers' liability to this bank on acceptances outstanding ...  $          310

Intangible assets ..............................................  $          -0-

Other assets ...................................................  $       74,528

TOTAL ASSETS ...................................................  $    2,503,559

                                 LIABILITIES
                                 -----------

Deposits:

  In domestic offices .........................................   $      792,944

     Noninterest-bearing ..................$  260,196

     Interest-bearing .....................$  394,562

  In foreign offices, Edge and Agreement subsidiaries, and IBFs   $    1,149,176

     Noninterest-bearing ..................$   13,875

     Interest-bearing .....................$1,135,301

Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:

  Federal Funds purchased and Securities sold under agreements
    to repurchase .............................................   $      344,500

Demand notes issued to the U.S. Treasury ......................   $       30,000

Trading Liabilities ...........................................   $          178

Other borrowed money:

   a)   With a remaining maturity of one year or less .........   $       23,037

   b)   With a remaining maturity of more than one year .......   $        4,958

Mortgage indebtedness and obligations under capitalized leases.   $          -0-

Bank's liability on acceptances executed and outstanding ......   $          310

Subordinated notes and debentures .............................   $          -0-

Other liabilities .............................................   $       71,245

TOTAL LIABILITIES .............................................   $    2,278,162

Limited-life preferred stock and related surplus ..............   $          -0-

                            EQUITY CAPITAL

Perpetual preferred stock and related surplus .................   $          -0-

Common stock ..................................................   $       29,649

Surplus (exclude all surplus related to preferred stock) ......   $      217,008

Undivided profits and capital reserves ........................   $     (21,223)

Net unrealized gains (losses) on available-for-sale securities.   $           37

Cumulative foreign currency translation adjustments ...........   $          -0-

TOTAL EQUITY CAPITAL ..........................................   $      225,397

TOTAL LIABILITIES AND EQUITY CAPITAL .........................    $    2,503,559